Filed Pursuant to 424(b)(3)
                                                     Registration No. 333-117493

Prospectus Supplement
(To Prospectus Dated August 5, 2004)


                          CADENCE RESOURCES CORPORATION

                         841,500 Shares of Common Stock

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     The  purpose  of this  prospectus  supplement  is to  provide  supplemental information regarding Cadence Resources Corporation in connection with the offering of its common stock by the stockholders listed in the prospectus dated
August  5,  2004,  registration  number  333-117493  (the  "Prospectus").   This
prospectus supplement is not complete without, and may not delivered or utilized except in connection with, the Prospectus, including any other amendments or supplements to the Prospectus. You should read this prospectus supplement and the related Prospectus carefully before investing in us. Both documents contain information that you should consider before making your decision.

     On January 31, 2005, Cadence Resources Corporation ("Cadence"), Aurora Acquisition Corp., a wholly owned subsidiary of Cadence, and Aurora Energy Ltd. ("Aurora") entered into a definitive merger agreement providing for the acquisition of all of the outstanding shares and options of Aurora by Cadence. Upon consummation of the merger, (i) Cadence will issue two shares of its common stock for each share of Aurora common stock, (ii) all options and warrants to purchase Aurora common stock shall become options or warrants to receive shares of Cadence common stock, and (iii) Aurora will become a wholly owned subsidiary of Cadence.

     On January 31, 2005, Cadence entered into a purchase agreement (the "Purchase Agreement") with twenty two accredited investors pursuant to which the investors purchased 7,810,000 shares of common stock and warrants to purchase 14,050,000 shares of common stock at an exercise price of $1.75 per share for $9,762,500.

     On January 31, 2005, Cadence entered into an agreement with the seven accredited investors in its April 2004 private placement (whose shares of Cadence Common Stock may be sold pursuant to the Prospectus) pursuant to which Cadence was permitted to repay the $6,000,000 in notes held by such investors without any prepayment penalties in exchange for the exercise price of the warrants to purchase 765,000 shares of common stock issued in the April 2004 private placement being reduced from $4.00 per share to $1.25 per share. $5,000,000 of the notes were repaid in cash and $1,000,000 of the notes were converted into common stock and warrants of Cadence pursuant to the Purchase Agreement. In connection with this transaction, the exercise price of the warrants to purchase 76,500 shares of common stock held by Nathan A. Low, who acted as a finder in the April 2004 private placement, were also reduced to $1.25 per share.

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           The date of this prospectus supplement is February 14, 2005